Exhibit 99.16

Torex Gold Reports Q1 2025 Results

Results in line with expectations and tracking well to full-year guidance

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - May 7, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) reports the Company’s financial and operational results for the three months ended March 31, 2025. Torex will host a conference call tomorrow morning at 9:00 AM (ET) to discuss the results.

Jody Kuzenko, President & CEO of Torex, stated:

“The first quarter was marked with significant milestones for Torex. We completed the tie-ins at the processing plant not only on time but, more importantly, safely. We also delivered first concentrate production, with regular shipments commencing in April. Earlier this week, we proudly declared commercial production at Media Luna, marking the conclusion of the project phase and the beginning of our transition back to positive free cash flow1 generation.

“Production levels for the quarter were in line with our expectations given the four-week shutdown at the processing plant. Production is expected to pick up during the second quarter through the early stages of ramp up and increase further through the back half of the year, with annual guidance being maintained.

All-in sustaining costs1 for Q1 were much better than originally anticipated as initial sales from Media Luna did not commence until early April. As a result, the higher cost ore associated with the commissioning phase of the Media Luna mine will now be recognized in Q2, aligning with initial sales from Media Luna.

“As is typical of our cash flow seasonality, the first quarter was the highest for tax and royalty payments for the year. These payments, coupled with the final capital spend on Media Luna and limited production, necessitated the net $130 million draw on our credit facility per our plan. As we hit our projected free cash flow inflection point mid-year with completion of Media Luna Project spending, we expect to repay the modest amount of debt drawn quickly, particularly as production ramps up under a backdrop of record gold prices.

“With our highest cash outflow and lowest production quarter of the year now behind us, our focus is set on further unlocking value for our shareholders through returning to positive free cash flow, executing our exploration program across the entire Morelos Property, implementing a formal return of capital policy, delivering on full-year guidance for the seventh consecutive year, and ramping up Media Luna to the designed mining rate by mid-2026.”

FIRST QUARTER 2025 HIGHLIGHTS

•

Safety performance: The Company recorded one lost-time injury during the quarter when a contractor suffered an ankle fracture. As at March 31, 2025, the lost-time injury frequency (“LTIF”) for the Morelos Complex was 0.59 per million hours worked for both employees and contractors on a rolling 12-month basis. During the quarter, the internal investigation into the fatal carbon monoxide exposure that occurred in December 2024 was concluded and follow up action items are being tracked to completion. In addition, the Company has embarked on a comprehensive ‘Next Level Safety’ program with a view to ensuring that the operations resumes and maintains its prior fatality free status.

•	Gold payable production: On a gold equivalent ounce (“oz AuEq”) basis, payable production for the quarter was 59,630 oz AuEq[2], including 58,330 oz Au. Production in the quarter was as expected and driven by the planned four-week tie-in period at the processing plant in connection with the Media Luna Project. The Company is on track to achieve annual payable production guidance of 400,000 to 450,000 oz AuEq[2].

•

Gold sold: The Company sold 60,568 oz AuEq[2] at a record quarterly average realized gold price[1] of $2,793 per oz, contributing to revenue of $170.0 million, which was lower than the quarterly average as sales of metal produced from the new circuits as part of the Media Luna Project commenced in April.

•

All-in sustaining costs[1]: All-in sustaining costs of $1,405 per oz AuEq sold[2] relative to guidance of $1,400 to $1,600 per oz AuEq sold[2]. All-in sustaining costs margin[1] of $1,388 per oz AuEq sold, implying an all-in sustaining costs margin[1] of 50%. Cost of sales was $94.1 million or $1,554 per oz AuEq sold in the quarter.

•

Net income and adjusted net earnings[1]: Reported net income of $39.0 million or earnings of $0.45 per share on both a basic and dilutive basis. Adjusted net earnings of $35.9 million or $0.42 per share on a basic basis and $0.41 per share on a diluted basis.

•	EBITDA[1] and adjusted EBITDA[1]: Generated EBITDA of $88.1 million and adjusted EBITDA of $91.8 million.

•

Cash flow generation: Net cash used in operating activities totalled $9.9 million and $17.7 million before changes in non-cash operating working capital. Net cash used in operating activities (including changes in non-cash operating working capital) of $9.9 million including income taxes paid of $101.6 million, reflecting the annual payment of mining taxes and annual true-up of corporate income taxes, and payment of the 0.5% royalty in respect of 2024 of $4.7 million. Negative free cash flow1 of $133.3 million is net of cash outlays for capital expenditures, lease payments, and interest, including borrowing costs capitalized. Negative free cash flow was a result of the lower sales volumes due to the four-week tie-in period at the processing plant and capital expenditures of $123.5 million in the first quarter of 2025.

•

Financial liquidity: The quarter closed with $197.6 million in available liquidity[1], including $106.5 million in cash and $91.1 million available on the $300.0 million credit facilities, net of borrowings of $195.0 million and letters of credit outstanding of $13.9 million.

•

Media Luna Project: In late March, the tie-in period was completed at the processing plant and the Company achieved first production of copper concentrate, marking the substantial completion of the Media Luna Project. Effective April 26, 2025, Media Luna reached the production stage, and commercial production was declared. During the quarter, $55.5 million was invested in the project and as of March 31, 2025, physical progress on the Project was approximately 98%.

•

Exploration and Drilling Activities: In February, the Company announced results from the ongoing drilling program at Media Luna West and results from initial drill testing at Media Luna East3. The advanced exploration drilling program at Media Luna West has defined a mineralized footprint of 600 metres (“m”) by 400 m with multiple high-grade intercepts. The intercepts indicate the exploration upside to the west of the defined resource boundaries of Media Luna and EPO. Initial drill testing at Media Luna East returned strong results, with multiple high-grade intercepts, many with copper (“Cu”) grades in excess of 2%. Drilling at both targets is part of the Company’s exploration strategy, which is focused, in part, on unlocking the resource potential of the Morelos Complex in order to enhance and extend the production profile.

•	Year-end Mineral Reserves & Resources4: At EPO, an inaugural Probable Reserve of 781 koz

AuEq was declared in September 2024 and an updated reserve estimate for EPO is currently being undertaken as part of the internal feasibility study. Due to drilling undertaken in 2024 north of the EPO deposit, Inferred Resources at EPO increased 32% to 954 koz AuEq from 721 koz AuEq. At ELG Underground, drilling was successful at replacing depletion with Proven and Probable Reserves increasing 1% to 662 koz AuEq during the year, supporting a reserve life through early 2029, which assumes an average mining rate of 2,800 tpd through 2026 and approximately 2,000 tpd thereafter. At Media Luna, updated mineral reserves and mineral resources primarily reflect results of definition drilling as well as modest refinements to some stope shapes. With the completion of the Media Luna Project, step-out and infill drilling at Media Luna is set to resume in 2025, with the goal of expanding and upgrading mineral resources as well as replacing mineral reserves. The positive results from the 2024 drilling program solidifies annual payable production of at least 450,000 koz AuEq through 2030 and a reserve life out to at least 2035. With approximately 125,000 m of drilling planned in 2025, almost double the metres drilled in 2024, the Company is focused on enhancing the base case production profile beyond 2030, extending the reserve life of the underground deposits, and further showcasing the underlying potential of the broader Morelos Property by testing several regional targets.

1.

These measures are non-GAAP financial measures (“Non-GAAP Measures”) which are not standardized financial measures under IFRS, the framework used to prepare the financial statements of the Company and might not be comparable to similar financial measures used by other companies. For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable measure in accordance with the IFRS, see Tables 2 to 11 of this press release. For additional information on these Non-GAAP Measures, please refer to the Company’s MD&A for the three months ended March 31, 2025, dated May 7, 2025, which is incorporated by reference into this news release. The MD&A and the Company’s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2025, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the three months ended March 31, 2025, market prices averaged $2,860/oz gold, $31.88/oz silver, and $4.24/lb copper. Guidance for 2025 assumed metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper.

3.

For more information on Media Luna drilling results, see the Company’s news release titled “Torex Gold Reports Excellent Drill Results from Media Luna West and Initial Results from Media Luna East” issued on February 24, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

4.

Mineral reserve and mineral resource estimates for the Morelos Complex can be found in tables 12 and 13, respectively, of this press release. AuEq values account for underlying metal prices and metallurgical recoveries used in reserve and resource estimates. For additional information on the mineral reserve and mineral resource estimates for the Morelos Complex, please see the Company’s annual information form for the year ended December 31, 2024, or the Company’s news release titled “Torex Gold Reports Year-end 2024 Reserves & Resources” issued on March 19, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

CONFERENCE CALL AND WEBCAST DETAILS

The Company will host a conference call tomorrow at 9:00 AM (ET) where senior management will discuss the first quarter operating and financial results. For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

•	Toronto local or International: 1-647-846-8914

•	Toll-Free (North America): 1-833-752-3842

A live webcast and replay of the conference call will be available on the Company’s website at https://torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website.

Table 1: Operating and Financial Highlights

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31,2025	Dec 31, 2024	Mar 31, 2024
Safety
Lost-time injury frequency[1]	/million hours	0.59	0.61	0.15
Total recordable injury frequency[1]	/million hours	1.52	1.48	0.97
Operating Results – Gold Equivalent basis
Gold equivalent payable produced[2]	oz AuEq	59,630	105,132	117,054
Gold equivalent sold[2]	oz AuEq	60,568	110,419	114,106
Total cash costs[2],3	$/oz AuEq	1,020	932	944
Total cash costs margin2,3	$/oz AuEq	1,773	1,555	1,079
All-in sustaining costs2,3	$/oz AuEq	1,405	1,112	1,222
All-in sustaining costs margin2,3	$/oz AuEq	1,388	1,375	801
Average realized gold price2,3	$/oz	2,793	2,487	2,023
Financial Results
Revenue		$170.0	295.0	236.5
Cost of sales		$94.1	153.5	157.4
Earningsfrom mine operations		$75.9	141.5	79.1
Net income		$39.0	60.4	43.1
Per share – Basic	$/share	0.45	0.70	0.50
Per share – Diluted	$/share	0.45	0.69	0.50
Adjusted net earnings[3]		$35.9	70.6	35.9
Per share - Basic[3]	$/share	0.42	0.82	0.42
Per share - Diluted[3]	$/share	0.41	0.81	0.42
EBITDA[3]		$88.1	162.8	98.0
Adjusted EBITDA[3]		$91.8	154.3	113.2
Cost of sales – gold equivalent basis	$/oz AuEq	1,554	1,390	1,378
Net cash (used in) generated from operating activities		$(9.9)	122.8	79.8
Net cash (used in) generated from operating activities before changesin non-cash operating working capital		$(17.7)	136.3	72.5
Free cash flow[3]		$(133.3)	(7.7)	(59.4)
Cash and cash equivalents		$106.5	110.2	113.2
Debt, net of deferred finance charges		$193.1	62.9	—
Lease-related obligations		$86.5	78.3	44.0
Net (debt) cash[3]		$(175.0)	(33.1)	69.2
Available liquidity[3]		$197.6	331.5	405.3

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three months ended March 31, 2025, dated May 7, 2025 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

3.

Total cash costs, total cash costs margin, all-in sustaining costs, all-in sustaining costs margin, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net (debt) cash and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. For a detailed reconciliation of each Non-GAAPMeasure to its most directly comparable measure in accordance with the IFRS as issued by the International Accounting Standards Board see Tables 2 to 11 of this press release. For additional information on these Non-GAAP Measures, please refer to the Company’s MD&A for the three months ended March 31, 2025, dated May 7, 2025. The MD&A and the Company’s the Company’s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2025, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca)

Table 2: Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Gold sold	oz	59,756	108,647	111,642
Total cash costs per oz sold
Production costs[1]		$56.2	94.7	100.8
Royalties		$6.0	8.2	6.9
Less: Silver sales		$(1.1)	(1.8)	(1.5)
Less: Copper sales		$(1.2)	(3.1)	(3.7)
Less: Realized gain on foreign currency contracts		$(0.4)	—	—
Total cash costs		$59.5	98.0	102.5
Total cash costs per oz sold	$/oz	996	902	918

All-in sustaining costs per oz sold
Total cash costs		$59.5	98.0	102.5
General and administrative costs[2]		$8.7	7.3	8.0
Reclamation and remediation costs		$1.0	1.0	1.3
Sustaining capital expenditure		$13.6	11.6	22.4
Total all-in sustaining costs		$82.8	117.9	134.2
Total all-in sustaining costs per oz sold	$/oz	1,386	1,085	1,202
Gold equivalent sold[3]	oz AuEq	60,568	110,419	114,106
Total cash costs per oz AuEq sold
Production costs[1]		$56.2	94.7	100.8
Royalties		$6.0	8.2	6.9
Less: Realized gain on foreign currency contracts		$(0.4)	—	—
Total cash costs		$61.8	102.9	107.7
Total cash costs per oz AuEq sold[3]	$/oz AuEq	1,020	932	944
All-in sustaining costs per oz AuEq sold
Total cash costs		$61.8	102.9	107.7
General and administrative costs[2]		$8.7	7.3	8.0
Reclamation and remediation costs		$1.0	1.0	1.3
Sustaining capital expenditure		$13.6	11.6	22.4
Total all-in sustaining costs		$85.1	122.8	139.4
Total all-in sustaining costs per oz AuEq sold[3]	$/oz AuEq	1,405	1,112	1,222

1.	This amount excludes temporary suspension costs of $nil, $3.1 million and $nil for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024, respectively.
2.

This amount excludes a loss of $7.6 million, loss of $6.8 million and loss of $4.2 million for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $0.1 million, $0.2 million and $0.1 million for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $2.3 million or $38/oz ($38/oz AuEq) for the three months ended March 31, 2025, $1.6 million or $15/oz ($14/oz AuEq) for the three months ended December 31, 2024, $2.3 million or $21/oz ($20/oz AuEq) for the three months ended March 31, 2024. This amount excludes other expenses totalling $nil, $1.4 million and $1.2 million for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024, respectively.

3.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three months ended March 31, 2025, dated May 7, 2025 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 3: Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

	Three Months Ended
In millions of U.S. dollars	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Sustaining	$13.6	11.6	21.6
Capitalized Stripping (Sustaining)	$—	—	0.8
Total Sustaining	$13.6	11.6	22.4
Non-sustaining
Media Luna Project[1]	$55.5	100.5	126.4
EPO Project	$4.0	0.6	—
Media Luna Cluster Drilling and Other	$0.2	2.4	1.3
Working Capital Changes and Other	$50.2	12.7	(24.0)
Capital expenditures[2]	$123.5	127.8	126.1

1.

This amount includes a realized gain (or an increase in the capitalized expenditures) of $nil, loss of $0.1 million and gain of $0.8 million for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024, respectively, in relation to the settlement of foreign exchange zero cost collars that were entered into to manage the capital expenditure risk related to a further strengthening of the Mexican peso.

2.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

Table 4: Reconciliation of Average Realized Gold Price and Total Cash Costs Margin to Revenue

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Gold sold	oz	59,756	108,647	111,642
Revenue		$170.0	295.0	236.5
Less: Silver sales		$(1.1)	(1.8)	(1.5)
Less: Copper sales		$(1.2)	(3.1)	(3.7)
Less: Realized loss on gold contracts		$(0.8)	(19.9)	(5.4)
Total proceeds		$166.9	270.2	225.9
Average realized gold price	$/oz	2,793	2,487	2,023
Less: Total cash costs	$/oz	996	902	918
Total cash costs margin	$/oz	1,797	1,585	1,105
Total cash costs margin	%	64	64	55
Gold equivalent sold[1]	oz AuEq	60,568	110,419	114,106
Revenue		$170.0	295.0	236.5
Less: Realized loss on gold contracts		$(0.8)	(19.9)	(5.4)
Total proceeds		$169.2	275.1	231.1
Average realized gold price	$/oz	2,793	2,487	2,023
Less: Total cash costs[1]	$/oz AuEq	1,020	932	944
Total cash costs margin[1]	$/oz AuEq	1,773	1,555	1,079
Total cash costs margin	%	63	63	53

1.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three months ended March 31, 2025, dated May 7, 2025 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 5: Reconciliation of All-in Sustaining Costs Margin to Revenue

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Gold sold	oz	59,756	108,647	111,642
Revenue		$170.0	295.0	236.5
Less: Silver sales		$(1.1)	(1.8)	(1.5)
Less: Copper sales		$(1.2)	(3.1)	(3.7)
Less: Realized loss on gold contracts		$(0.8)	(19.9)	(5.4)
Less: All-in sustaining costs		$(82.8)	(117.9)	(134.2)
All-in sustaining costs margin		$84.1	152.3	91.7
Average realized gold price	$/oz	2,793	2,487	2,023
Total all-in sustaining costs margin	$/oz	1,407	1,402	821
Total all-in sustaining costs margin	%	50	56	41
Gold equivalent sold[1]	oz AuEq	60,568	110,419	114,106
Revenue		$170.0	295.0	236.5
Less: Realized loss on gold contracts		$(0.8)	(19.9)	(5.4)
Less: All-in sustaining costs		$(85.1)	(122.8)	(139.4)
All-in sustaining costs margin		$84.1	152.3	91.7
Average realized gold price	$/oz	2,793	2,487	2,023
Total all-in sustaining costs margin[1]	$/oz AuEq	1,388	1,375	801
Total all-in sustaining costs margin	%	50	55	40

1.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three months ended March 31, 2025, dated May 7, 2025 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 6: Reconciliation of Adjusted Net Earnings to Net Income

In millions of U.S. dollars, unless otherwise noted		Three Months Ended
		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Basic weighted average shares outstanding	shares	86,125,855	85,988,115	85,949,559
Diluted weighted average shares outstanding	shares	87,326,899	87,414,063	86,499,360
Net income		$39.0	60.4	43.1
Adjustments:
Temporary suspension costs		$—	3.1	—
Unrealized foreign exchange gain		$(0.7)	(2.0)	(0.6)
Unrealized (gain) loss on derivative contracts		$(3.2)	(16.4)	11.6
Loss on remeasurement of share-based payments		$7.6	6.8	4.2
Derecognition of provisions for uncertain tax positions		$(9.2)	—	(12.1)
Tax effect of above adjustments		$1.2	4.6	(3.3)
Tax effect of currency translation on tax base		$1.2	14.1	(7.0)
Adjusted net earnings		$35.9	70.6	35.9
Per share – Basic	$/share	0.42	0.82	0.42
Per share – Diluted	$/share	0.41	0.81	0.42

Table 7: Reconciliation of EBITDA and Adjusted EBITDA to Net Income

In millions of U.S. dollars	Three Months Ended
	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Net income	$39.0	60.4	43.1
Finance costs (income), net	$2.6	(0.3)	(1.7)
Depreciation and amortization[1]	$32.0	47.7	49.8
Current income tax expense	$6.0	42.9	26.2
Deferred income tax expense (recovery)	$8.5	12.1	(19.4)
EBITDA	$88.1	162.8	98.0
Adjustments:
Temporary suspension costs	$—	3.1	—
Unrealized (gain) loss on derivative contracts	$(3.2)	(16.4)	11.6
Unrealized foreign exchange gain	$(0.7)	(2.0)	(0.6)
Loss on remeasurement of share-based payments	$7.6	6.8	4.2
Adjusted EBITDA	$91.8	154.3	113.2

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Table 8: Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

In millions of U.S. dollars	Three Months Ended
	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Net cash (used in) generated from operating activities	$(9.9)	122.8	79.8
Less:
Additions to property, plant and equipment[1]	$(123.5)	(127.8)	(126.1)
Value-added tax receivables, net	$7.6	3.1	(10.3)
Lease payments	$(3.4)	(2.9)	(1.4)
Interest and other borrowing costs paid[2]	$(4.1)	(2.9)	(1.4)
Free cash flow	$(133.3)	(7.7)	(59.4)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Including borrowing costs capitalized to property, plant and equipment.

Table 9: Reconciliation of Net (Debt) Cash to Cash and Cash Equivalents

In millions of U.S. dollars		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Cash and cash equivalents	$	106.5	110.2	113.2
Less:
Debt	$	(193.1)	(62.9)	—
Lease-related obligations	$	(86.5)	(78.3)	(44.0)
Deferred finance charges	$	(1.9)	(2.1)	—
Net (debt) cash	$	(175.0)	(33.1)	69.2

Table 10: Reconciliation of Available Liquidity to Cash and Cash Equivalents

In millions of U.S. dollars	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Cash and cash equivalents	$106.5	110.2	113.2
Add: Available credit of the Debt Facility	$91.1	221.3	292.1
Available liquidity	$197.6	331.5	405.3

Table 11: Reconciliation of Unit Cost Measures to Production Costs

In millions of U.S. dollars, unless otherwise noted	Three Months Ended
	Mar 31, 2025		Dec 31, 2024		Mar 31, 2024
Gold sold (oz AuEq)	60,568		110,419		114,106
Gold sold (oz)	59,756		108,647		111,642
Tonnes mined – ELG open pit (kt)	672		2,400		8,981
Tonnes mined – ELG underground (kt)	187		207		168
Tonnes processed (kt)	705		1,094		1,194
Total cash costs:
Total cash costs ($) – gold equivalent basis	61.8		102.9		107.7
Total cash costs per oz AuEq sold ($)	1,020		932		944
Total cash costs ($) – gold only basis	59.5		98.0		102.5
Total cash costs per oz sold ($)	996		902		918
Breakdown of production costs	$	$/t	$	$/t	$	$/t
Mining – open pit	6.0	8.87	14.1	5.85	31.6	3.52
Mining – underground	15.0	80.45	12.4	60.07	13.8	82.34
Processing	25.2	35.72	42.9	39.21	42.5	35.64
Site support	8.1	11.53	16.0	14.60	14.3	12.00
Mexican profit sharing (PTU)	2.1	2.98	4.7	4.30	3.0	2.50
Capitalized stripping	—		—		(0.8)
Inventory movement	(1.5)		6.6		(4.3)
Other	1.3		1.1		0.7
Production costs	56.2		97.8		100.8

Table 12: Mineral Reserve Estimate - Morelos Complex (December 31, 2024)(2*)

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Media Luna Underground
Proven	2,834	3.14	31.0	1.01	286	2,826	63	5.18	471
Probable	21,347	2.42	24.7	0.86	1,661	16,962	404	4.14	2,840
Proven & Probable	24,180	2.50	25.5	0.88	1,946	19,788	467	4.26	3,311
ELG Underground
Proven	1,441	4.89	8.0	0.26	226	372	8	5.41	251

Probable	2,578	4.47	7.9	0.24	370	657	14	4.96	411
Proven & Probable	4,019	4.62	8.0	0.25	597	1,029	22	5.12	662
EPO Underground
Proven	—	—	—	—	—	—	—	—	—
Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781
Proven & Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781
ELG Open Pit
Proven	62	2.78	8.3	0.14	6	16	0	2.86	6
Probable	883	2.53	12.6	0.37	72	357	7	2.68	76
Proven & Probable	945	2.55	12.3	0.36	77	373	7	2.69	82
Surface Stockpiles
Proven	6,235	1.19	4.2	0.12	239	842	16	1.30	261
Probable	—	—	—	—	—	—	—	—	—
Proven & Probable	6,235	1.19	4.2	0.12	239	842	16	1.30	261
Total Morelos Complex
Proven	10,571	2.23	11.9	0.37	756	4,056	87	2.91	988
Probable	29,836	2.57	23.8	0.86	2,470	22,796	568	4.28	4,108
Proven & Probable	40,408	2.48	20.7	0.74	3,226	26,851	656	3.92	5,096

Notes to accompany the mineral reserve table:

1. Mineral reserves were developed in accordance with CIM (2014) guidelines.

2. Mineral reserves are founded on Measured and Indicated Mineral Resources, with an effective date of December 31, 2024 (unless otherwise noted).

3. Rounding may result in apparent summation differences between tonnes, grade, and contained metal content. Surface Stockpile mineral reserves are estimated using production and survey data and apply the gold equivalent (“AuEq”) formula for the intended processing method.

4. AuEq of Total Morelos Complex is established from combined contributions of the various deposits.

5. The qualified person for the mineral reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., VPof Mines Technical Services.

6. The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the mineral reserve estimates.

Notes to accompany the Media Luna Underground mineral reserves:

1. Media Luna Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.4 g/t AuEq.

2. Media Luna Underground cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz gold (“Au”), $19/oz silver (“Ag”) and $3.50/lb copper (“Cu”) and metal recoveries of 90% Au, 86% Ag, and 93% Cu.

3. Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and includes estimates for dilution and mining losses.

4. Media Luna Underground (including Media Luna surface stockpiles) AuEq = Au (g/t) + Ag (g/t) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Underground mineral reserves:

1. El Limón Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.8 g/t AuEq and an in-situ incremental cut-off grade of 1.6 g/t AuEq.

2. Cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz Au, $19/oz Ag, and $3.50/lb Cu and metal recoveries of 90% Au, 86% Ag, and 93% Cu, accounting for the planned copper concentrator.

3. Mineral reserves within designed mine shapes assume mechanized cut and fill supplemented with long hole mining method and include estimates for dilution and mining losses.

4. ELG Underground AuEq = Au (g/t) + Ag (g/t) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes to accompany the EPO Underground mineral reserves:

1. Mineral reserves for EPO Underground have an effective date of June 30, 2024.

2. *Mineral reserves are based on EPO Underground Indicated Mineral Resources with an effective date of December 31, 2023.

3. EPO Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.5 gpt AuEq.

4. EPO Underground cut-off grade and mining shapes are considered appropriate for a metal price of $1,500/oz Au, $19/oz Ag, and $3.50/lb Cu and metal recoveries of 87% Au, 85% Ag, and 92% Cu.

5. Mineral reserves within designed mine shapes assume long-hole open stoping and include estimates for dilution and mining losses.

6. EPO Underground AuEq = Au (gpt) + Ag (gpt) * (0.0124) + Cu (%) * (1.6920), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit mineral reserves and Surface Stockpiles:

1. ELG Open Pit mineral reserves are reported above an in-situ cut-off grade of 1.2 g/t Au and including low grade mineral reserves are reported above an in-situ cut-off grade of 0.88 g/t Au.

2. It is planned that ELG low grade mineral reserves within the designed pit will be stockpiled during pit operation and processed during pit closure.

3. Mineral reserves within the designed pit include assumed estimates for dilution and ore losses.

4. Cut-off grades and designed pits are considered appropriate for a metal price of $1,500/oz Au and metal recovery of 89% Au.

5. Mineral reserves are reported using an Au price of $1,500/oz, Ag price of $19/oz, and Cu price of $3.50/lb.

6. Average metallurgical recoveries of 89% for Au, 30% for Ag, and 15% for Cu.

7. ELG Open Pit (including open pit surface stockpiles) AuEq = Au (g/t) + Ag (g/t) * (0.0043) + Cu (%) * (0.2697), accounting for metal prices and metallurgical recoveries.

Table 13: Mineral Resource Estimate - Morelos Complex (December 31, 2024)

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Media Luna Underground
Measured	2,994	3.95	40.0	1.30	380	3,855	86	6.55	630
Indicated	26,120	2.83	30.2	1.05	2,374	25,385	603	4.90	4,114
Measured & Indicated	29,114	2.94	31.2	1.07	2,754	29,240	689	5.07	4,744
Inferred	7,675	2.38	22.8	0.90	587	5,632	152	4.12	1,017
ELG Underground
Measured	3,164	5.04	7.4	0.27	512	751	19	5.56	566
Indicated	5,287	4.42	8.9	0.28	752	1,521	33	4.99	848
Measured & Indicated	8,451	4.65	8.4	0.28	1,264	2,272	51	5.20	1,414
Inferred	1,961	3.86	7.8	0.21	243	490	9	4.30	271
EPO Underground
Measured	—	—	—	—	—	—	—	—	—
Indicated	7,060	2.66	31.2	1.28	604	7,082	200	5.18	1,176
Measured & Indicated	7,060	2.66	31.2	1.28	604	7,082	200	5.18	1,176
Inferred	6,883	1.76	39.3	1.24	390	8,690	188	4.31	954
ELG Open Pit
Measured	189	3.89	7.0	0.20	24	43	1	3.97	24
Indicated	865	2.46	9.0	0.43	69	251	8	2.62	73
Measured & Indicated	1,054	2.72	8.7	0.38	92	294	9	2.86	97
Inferred	6	3.56	5.9	0.24	1	1	0	3.65	1
Total Morelos Complex
Measured	6,347	4.49	22.8	0.75	916	4,649	105	5.98	1,220
Indicated	39,332	3.00	27.1	0.97	3,798	34,239	844	4.91	6,211
Measured & Indicated	45,679	3.21	26.5	0.94	4,714	38,888	949	5.06	7,431
Inferred	16,526	2.30	27.9	0.96	1,222	14,813	349	4.22	2,243

Notes to accompany the mineral resource table:

1. Mineral resources were prepared in accordance with the CIM Definition Standards (May 2014).

2. The effective date of the estimates is December 31, 2024.

3. Mineral resources are depleted above a mining surface or to the as-mined solids as of December 31, 2024.

4. Gold equivalent (“AuEq”) of total mineral resources is established from combined contributions of the various deposits.

5. Mineral resources for all deposits are based on an underlying gold (“Au”) price of $1,650/oz, silver (“Ag”) price of $22/oz, and copper (“Cu”) price of $3.75/lb.

6. Mineral resources are inclusive of mineral reserves (ex-stockpiles). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

7. Numbers may not add due to rounding.

8. Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

9. The estimate was prepared by Mrs. Rochelle Collins, P.Geo. (Ontario), Principal, Mineral Resources.

Notes to accompany Media Luna Underground mineral resources:

1. Mineral resources for Media Luna Underground are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining methods are a combination of long-hole open stoping and mechanized cut-and-fill.

2. Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3. Metallurgical recoveries at Media Luna Underground average 90% Au, 86% Ag, and 93% Cu.

4. The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.

5. Media Luna Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany ELG Underground mineral resources:

1. Mineral resources for ELG Underground are reported above a cut-off grade of 2.2 gpt AuEq. The assumed underground mining method is mechanized cut-and-fill.

2. Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3. Average metallurgical recoveries are 90% Au, 86% Ag, and 93% Cu, accounting for recoveries with planned copper concentrator.

4. The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

5. ELG Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany EPO Underground mineral resources:

1. Mineral resources for EPO Underground are reported above a 2.0 gpt AuEq cut-off grade. The assumed mining method is from underground methods, using long-hole open stoping.

2. Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3. Metallurgical recoveries at EPO average 87% Au, 85% Ag, and 92% Cu.

4. The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.5 g/cm3.

5. EPO Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0130) + (Cu (%) * 1.6480), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit mineral resources:

1. Mineral resources for ELG Open Pit are reported above an in-situ cut-off grade of 0.78 gpt Au.

2. Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks. Mineral resources are reported inside an optimized pit shell, underground mineral reserves at ELD within the El Limón pit shell have been excluded from the open pit mineral resources.

3. Average metallurgical recoveries are 89% Au, 30% Ag, and 15% Cu.

4. The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

5. ELG Open Pit AuEq = Au (gpt) + (Ag (gpt) * 0.0045) + (Cu (%) * 0.2627), accounting for underlying metal prices and metallurgical recoveries.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property (the “Morelos Property”), an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation;

retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

QUALIFIED PERSONS

The scientific and technical data contained in this news release pertaining to mineral resources have been reviewed and approved by Rochelle Collins, P.Geo., Principal, Mineral Resource Geologist with Torex Gold, who is a qualified person as defined by NI 43-101.

The scientific and technical data contained in this news release pertaining to mineral reserves have been reviewed and approved by Johannes (Gertjan) Bekkers, P.Eng., the Vice-President, Mines Technical Services for Torex Gold, who is a qualified person as defined by NI 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information also includes, but is not limited to, statements that: the Company is at the beginning of its transition back to positive free cash flow generation; production is expected to pick up during the second quarter through the early stages of ramp up and increase further through the back half of the year, with annual guidance being maintained; as the Company hits its projected free cash flow inflection point mid-year with completion of Media Luna Project spending, the Company expects to repay the modest amount of debt drawn quickly, particularly as production ramps up under a backdrop of record gold prices; the Company’s focus is set on further unlocking value for our shareholders through returning to positive free cash flow, executing its exploration program success across the entire Morelos Property, implementing a formal return of capital policy, delivering on full-year guidance for the seventh consecutive year, and ramping up Media Luna to the designed mining rate by mid-2026; the Company is on track to achieve annual payable production guidance of 400,000 to 450,000 oz AuEq; the Company’s exploration strategy is focused, in part, on unlocking the resource potential of the Morelos Complex in order to enhance and extend the production profile; the Company is focused on enhancing the base case production profile beyond 2030, extending the reserve life of the underground deposits, and further showcasing the underlying potential of the broader Morelos Property by testing several regional targets and key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “forecast,” “plans,” “expects,” or “does not expect,” “is expected,” “strategic,” “to be” or variations of such words and phrases or statements that certain actions, events or results “will”, “may,” “could,” “would,” “might,” “on track,”, or “well positioned to” occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life Of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, and the Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information and statements are based on the assumptions discussed in the Technical Report, AIF and MD&A and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, MD&A and AIF are filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

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